Exhibit 99.2

January 30, 2023 Extended Preliminary Phase 1 Data from Joint COVID - 19 and Flu mRNA Vaccine Development Programs

The information set forth herein does not purport to be complete or to contain all of the information you may desire. Statements contained herein are made as of the date of this document unless stated otherwise, and neither the delivery of this document at any time, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof. This presentation of CureVac N.V. (the “company”) contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections of the company regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward - looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward - looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward - looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward - looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID - 19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward - looking statements included in this presentation are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov. Forward - Looking Statements CureVac │ Extended Preliminary Phase 1 Data | 2

Comprehensive Second-Generation Clinical Development in Infectious Diseases

Phase 1 studies: **COVID-19**

CV0501

- Study start **August 2022**
- Encoding the **Omicron variant**
- **1-dose** booster, dose-escalation study
- Sites: U.S., Australia, Philippines

Modified mRNA

CV2CoV

- Study start **March 2022**
- Encoding the **original variant**
- **1-dose** booster, dose-escalation study
- Sites: U.S.

Unmodified mRNA

Selecting the best candidate

Phase 1 studies: **Influenza**

FLU SV mRNA

- Study start **August 2022**
- **H1N1 encoding, monovalent** candidate
- **Single** administration, dose-escalation study
- Sites: Canada, Spain, Belgium

CVSQIV

- Study start **February 2022**
- **Multivalent** vaccine candidate
- Addressing **four different influenza strains**
- **Single** administration, dose-escalation study
- Sites: Panama

CureVac | Extended Preliminary Phase 1 Data | 3

© picture alliance/dpa COVID - 19: CV0501 in Older Adults

COVID - 19: CV0501 Immune Responses Against BA.1 in Older Adults 1) CureVac │ Extended Preliminary Phase 1 Data | 5 CV0501 : BA.1 neutralizing antibodies (GMT) per dose level on days 15 and 29 2) GMT : Geometric mean titers GMI : Geometric mean increase 1) Preliminary data prior to database lock 2) All GMT measured via pseudo - typed neutralization assay Day 29: Older adults (≥65 years) 542.2 118.5 7,225.3 2,176.9 1 10 100 1 .0 0 0 10 .0 0 0 100.000 12µ g 25 µ g GMI: 13.3 GMI: 18.4 N= 1 0 N= 1 0 N= 1 0 N= 1 0 542,2 118,5 187,3 2.480,2 3.328,6 1 ,0 10 ,0 10 0 , 0 1 .0 00 ,0 10.000,0 100.000,0 12µ g 25 µ g 50 µ g N=10 N=10 N=10 N=10 N=10 N=10 Day 15: Older adults (≥65 years) GMI: 14.3 GMI: 20.9 GMI: 17.8 7.761,3 CV0501 pre - boost GMT CV0501 post - boost GMT All shown dose groups fully recruited with 10 participants per dose CV0501 induces substantial antibody responses in older adults against BA.1 already at low doses

COVID - 19: CV0501 Immune Responses Against Wild - Type in Older Adults 1) CureVac │ Extended Preliminary Phase 1 Data | 6 CV0501 substantially improves neutralization of wild - type virus in older adults CV0501 : Wild Type neutralizing antibodies (GMT) per dose level on days 15 and 29 2) GMT : Geometric mean titers GMI : Geometric mean fold rise Day 29: Older adults (≥65 years) 1,919.9 841.7 8,777.5 7,663.3 1 10 100 1.00 0 10 .0 0 0 100.000 50µg 12µg All shown dose groups fully recruited with 10 participants per dose 25 µ g GMI: 4.6 GMI: 9.1 N= 1 0 N= 1 0 N=10 N= 1 0 1,919.9 841.7 1 , 115 . 8 6,594.8 8,302.7 10,429.7 1 10 100 1.00 0 10 .0 0 0 100.000 12µ g 25 µ g Day 15: Older adults (≥65 years) GMI: 3.4 GMI: 9.9 GMI: 9.3 N=10 N= 1 0 N=10 N= 1 0 N= 1 0 N= 1 0 1) Preliminary data prior to database lock 2) All GMT measured via pseudo - typed neutralization assay CV0501 pre - boost GMT CV0501 post - boost GMT

© picture alliance/dpa Influenza: Flu - SV - mRNA in Older Adults

Influenza: Flu - SV - mRNA Reactogenicity at Administered Dose in Older Adults 1) CureVac │ Extended Preliminary Phase 1 Data Grade 0, no adverse events: 37% Grade 1, mild adverse events: 44% N = 32 Grade 2, moderate adverse events: 19% Grade 3, severe adverse events: 0% | 8 0% 20% 40% 60% 80% 10 0% Fl u - S V - mR N A 3) Older adults (60 - 80 years) 2) 3) Undisclosed dose level Flu - SV - mRNA is well tolerated at single tested dose in older adults 1) Preliminary data prior to database lock 2) Randomization ratio of 2:1 deviated from the ratio of 1:1 as per protocol

Influenza: Flu - SV - mRNA Boosting Activity in Older Adults 1) CureVac │ Extended Preliminary Phase 1 Data | 9 Antibody increase after booster in older adults more than double compared to licensed comparator GMT : Geometric mean titers QIV: Quadrivalent influenza vaccine (licensed flu comparator vaccine), 2021 - 22 northern hemisphere strain composition. FDA/EMA approved. 14 .5 6 .2 0 10 5 20 15 25 Fold increase N=32 N=16 Ratio post - to pre - boost titers 2) : Older adults (60 - 80 years), ratio of serum HI GMT induced by Flu - SV - mRNA 1) Preliminary data prior to database lock 2) Randomization ratio of 2:1 deviated from the ratio of 1:1 as per protocol 3) Undisclosed dose level Flu - SV - mRNA 3) QIV (licensed comparator vaccine)

Influenza: Flu - SV - mRNA Immune Responses Against H1N1 in Older Adults 1) CureVac │ Extended Preliminary Phase 1 Data Flu - SV - mRNA at least in line with licensed comparator in older adults GMT : Geometric mean titers QIV: Quadrivalent influenza vaccine (licensed flu 571 .3 245 .7 1 10 100 1.00 0 Adjusted GMT Adjusted for prior infection, age and pre - boost titers N=32 N=16 2.3x Flu - SV - mRNA 4) Serum HI GMT per dose on day 21 2) QIV (licensed comparator vaccine) Older adults (60 - 80 years) 89 .7 56 .2 0 20 40 60 80 [%] 100 Flu - SV - mRNA 4) QIV (licensed comparator vaccine) N=32 N=16 Older adults (60 - 80 years) Seroconversion rates 2,3) 3) Seroconversion: percentage of participants with: a) pre - dose HI titer <1:10 and post - dose titer ≥1:40 or comparator vaccine), 2021 - 22 northern hemisphere b) pre - dose titer ≥1:10 and post - dose titer at least 4x pre - dose titer strain composition. FDA/EMA approved. | 10 1) Preliminary data prior to database lock 2) Randomization ratio of 2:1 deviated from the ratio of 1:1 as per protocol 4) Undisclosed dose level

Key Messages and Next Steps CureVac │ Extended Preliminary Phase 1 Data | 11 Extended preliminary clinical data in older adults continue to provide strong validation of CureVac’s proprietary technology platform in prophylactic vaccines CureVac and GSK reaffirm continued clinical development in COVID - 19 and flu in 2023 according to state - of - the - art formats and tailored toward public health needs Fundamental transformation of the company has enabled broadening of technology platform and product development pipeline in prophylactic vaccines Manufacturing considered a key success factor for the scalable supply of clinical trials and commercial efforts – to be supported by large - scale GMPIV plant Second - generation mRNA backbone to also drive forward oncology area with two clinical trials anticipated to start in 2023

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